02042860

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 179/2002**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2002
  Date: April 29, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dw 7/29

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2002

AIS 179/2002

April 29, 2002

Re: Notification of the Resolutions of Annual General Meeting of Shareholders for the year 2002 in respect of dividend payment

To: President
Stock Exchange of Thailand

Whereas, the 2002 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") held on April 29, 2002, at 2.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok has resolved the following summarized matters:

1. Adopted Minutes of the Extraordinary General Meeting of Shareholders No. 1/2002 dated March 8, 2002.
2. Approved the Board of Directors' report for the year 2001.
3. Approved the balance sheet, statement of income and cash flow statements for the year 2001 ended December 31, 2001.
4. Approved the re-election of directors who were retired by rotation, approved the designation of the authorized directors, and approved the directors' remuneration for the year 2002 as follows;

   4.1 The directors who retired by rotation were namely as follows:
   - Mr. Chow, Wing Keung Lucas
   - Mr. Lum Hon Fye

   4.2 Those directors who retired by rotation have been re-elected namely as follows:
   - Mr. Chow, Wing Keung Lucas
   - Mr. Lum Hon Fye

   4.3 The current members of the Board of Directors are namely as follows:

- Mr. Paiboon Limpaphayom	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Lum Hon Fye	Director
- Mr. Chow, Wing Keung Lucas	Director
- Mrs. Tasanee Manorot	Director
- Mr. Suphadej Poonpipat	Chairman of the Audit Committee
- Mr. Arun Churdboonchart	Member of the Audit Committee
- Mrs. Charintorn Vongspootorn	Member of the Audit Committee

4.4 The authorized directors are as follows:
"Mr. Paiboon Limpaphayom, Mr.Somprasong Boonyachai, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two out of these four directors collectivel sign with the Company's seal affixed"

4.5 The Directors' remuneration has been designated no excess the limited amount of Baht 5,000,000 (Five Million Baht).

5. Approved dividends payment to the shareholders for the fiscal year beginning January 1, 2001 to December 31, 2001 at Baht 0.40 (forty Satang) per share, totaling amount of Baht 1,174 million (one thousand one hundred and seventy four million Baht). The closing date of the Company's registration book to determine the right of shareholders to acquire dividends payment shall be on April 10, 2002 as from 12.00 noon until the date of dividends payment which is fixed on May 23, 2002.

6. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year 2002 namely as follows:

-	Mr. Prasan	Chuapanich	CPA. No. 3051
-	Ms. Nangnoi	Charoenthavesub	CPA. No. 3044
-	Mrs. Suwannee	Bhuripanyo	CPA. No. 3371
-	Mr. Prasit	Yuengsrikul	CPA. No. 4174
-	Mr. Vichian	Khingmontri	CPA. No. 3977

Anyone out of these five auditors being authorized to conduct the audit and express an opinion on the Company's financial statements. The auditors' remuneration shall be within the limited amount of Baht 4,320,000 (four million three hundred and twenty thousand Baht).

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2002

AIS 179/2002

April 29, 2002

Re: Notification of the Resolutions of Annual General Meeting of Shareholders for the year 2002 in respect of dividend payment

To: President
Stock Exchange of Thailand

Whereas, the 2002 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") held on April 29, 2002, at 2.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok has resolved the following summarized matters:

1. Adopted Minutes of the Extraordinary General Meeting of Shareholders No. 1/2002 dated March 8, 2002.
2. Approved the Board of Directors' report for the year 2001.
3. Approved the balance sheet, statement of income and cash flow statements for the year 2001 ended December 31, 2001.
4. Approved the re-election of directors who were retired by rotation, approved the designation of the authorized directors, and approved the directors' remuneration for the year 2002 as follows;

   4.1 The directors who retired by rotation were namely as follows:
   - Mr. Chow, Wing Keung Lucas
   - Mr. Lum Hon Fye

   4.2 Those directors who retired by rotation have been re-elected namely as follows:
   - Mr. Chow, Wing Keung Lucas
   - Mr. Lum Hon Fye

   4.3 The current members of the Board of Directors are namely as follows:

- Mr. Paiboon Limpaphayom	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Lum Hon Fye	Director
- Mr. Chow, Wing Keung Lucas	Director
- Mrs. Tasanee Manorot	Director
- Mr. Suphadej Poonpipat	Chairman of the Audit Committee
- Mr. Arun Churdboonchart	Member of the Audit Committee
- Mrs. Charintorn Vongspootorn	Member of the Audit Committee

4.4 The authorized directors are as follows:
"Mr. Paiboon Limpaphayom, Mr.Somprasong Boonyachai, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two out of these four directors collectivel sign with the Company's seal affixed"

4.5 The Directors' remuneration has been designated no excess the limited amount of Baht 5,000,000 (Five Million Baht).

5. Approved dividends payment to the shareholders for the fiscal year beginning January 1, 2001 to December 31, 2001 at Baht 0.40 (forty Satang) per share, totaling amount of Baht 1,174 million (one thousand one hundred and seventy four million Baht). The closing date of the Company's registration book to determine the right of shareholders to acquire dividends payment shall be on April 10, 2002 as from 12.00 noon until the date of dividends payment which is fixed on May 23, 2002.

6. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year 2002 namely as follows:

-	Mr. Prasan	Chuapanich	CPA. No. 3051
-	Ms. Nangnoi	Charoenthavesub	CPA. No. 3044
-	Mrs. Suwannee	Bhuripanyo	CPA. No. 3371
-	Mr. Prasit	Yuengsrikul	CPA. No. 4174
-	Mr. Vichian	Khingmontri	CPA. No. 3977

Anyone out of these five auditors being authorized to conduct the audit and express an opinion on the Company's financial statements. The auditors' remuneration shall be within the limited amount of Baht 4,320,000 (four million three hundred and twenty thousand Baht).